UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[✓]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 30, 2004

OR

[     ]          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9247

Computer Associates Savings Harvest Plan

(Full title of the Plan)

Computer Associates International, Inc.

(Name of issuer of the securities held pursuant to the Plan)

One Computer Associates Plaza, Islandia,
New York	11749
(Address of principal executive offices)	(Zip Code)

COMPUTER ASSOCIATES SAVINGS
HARVEST PLAN

Report of Independent Registered Public Accounting Firm

Computer Associates Savings Harvest Plan Committee
Computer Associates Savings Harvest Plan:

We have audited the accompanying statements of net assets available for benefits of Computer Associates Savings Harvest Plan (the Plan) as of March 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years ended March 30, 2004 and 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 30, 2004 and 2003, and the changes in net assets available for benefits for the years ended March 30, 2004 and 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i — schedule of assets (held at end of year) as of March 30, 2004 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

September 16, 2004

Financial Statements

COMPUTER ASSOCIATES SAVINGS
HARVEST PLAN

Statements of Net Assets Available for Benefits

March 30, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value:
Mutual funds	$635,212,889	472,762,676
Computer Associates Stock Fund	217,520,808	122,127,396
Participant loans	13,919,993	11,498,769

Total investments	866,653,690	606,388,841
Employer’s contributions receivable	20,022,658	21,088,752
Participants’ contributions receivable	2,190,714	2,137,162

Total assets	888,867,062	629,614,755
Liabilities:
Administrative fee payable	(41,470)	—

Net assets available for benefits	$888,825,592	629,614,755

See accompanying notes to financial statements.

COMPUTER ASSOCIATES SAVINGS
HARVEST PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended March 30, 2004 and 2003

	2004	2003
Additions to assets available for benefits:
Net appreciation in fair value of investments	$217,083,941	—
Contributions:
Participants’	54,194,387	52,693,312
Employer’s	28,572,812	29,951,212
Dividend income	10,957,399	8,334,928
ERISA Action settlement (see Note 9)	4,507,881	—
Participant loan interest	772,260	840,882
Transfers from other plans	—	98,800

Total	316,088,680	91,919,134

Deductions from assets available for benefits:
Net depreciation in fair value of investments	—	137,082,521
Benefits paid to participants	56,337,988	60,347,958
Administrative expenses	539,855	274,311

Total	56,877,843	197,704,790

Net increase (decrease)	259,210,837	(105,785,656)
Net assets available for benefits at beginning of year	629,614,755	735,400,411

Net assets available for benefits at end of year	$888,825,592	629,614,755

See accompanying notes to financial statements.

COMPUTER ASSOCIATES SAVINGS
HARVEST PLAN

Notes to Financial Statements

March 30, 2004 and 2003

(1)	Description of the Plan

The following description of the Computer Associates Savings Harvest Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all eligible salaried employees. Employees are eligible to participate in the Plan with respect to pre-tax contributions immediately. Eligibility with respect to employer matching and discretionary contributions occurs in the month following completion of one full year of service to Computer Associates International, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Computer Associates Savings Harvest Plan Committee (Plan Committee) which consists of managers and executives of the Company. The trustee of the Plan is Fidelity Management Trust Company.

(b)	Participant Accounts

A separate account is established and maintained in the name of each participant and reflects the participant’s balance invested therein. Such balance includes contributions, earnings and losses allocated to each participant’s account based upon the percentage investment that each participant’s account balance bears to the total of all participant account balances and, if applicable, expenses. Forfeited balances of terminated participants’ nonvested accounts may be used to reduce future Company contributions and pay for the Plan’s administrative expenses.

(c)	Contributions

Plan participants may elect to contribute a percentage of their base compensation ranging from 2% to 20%. Each participant can change this election at any time.

To comply with the applicable Internal Revenue Code (IRC) provision, pre-tax contributions elected by any participant may not exceed $13,000 and $12,000 for the calendar years ended December 31, 2004 and 2003, respectively. The Plan also allows participants age 50 and over to make an extra “catch-up” contribution on a pre-tax basis, which may not exceed $3,000 and $2,000 for the calendar years ended December 31, 2004 and 2003, respectively. Participants may also contribute on an after-tax basis.

For eligible participants, the Company makes a matching contribution to the Plan on behalf of each participant equal to 50% of such participant’s contribution up to a maximum of 2.5% of the participant’s base compensation (contributions are subject to certain IRC limitations). The total matching contribution for the year ended March 30, 2004 was $12,046,210 of which $3,494,922 was funded from plan forfeitures. The total matching contribution for the year ended March 30, 2003 was $12,411,697 of which $3,043,827 was funded from plan forfeitures.

(Continued)

COMPUTER ASSOCIATES SAVINGS
HARVEST PLAN

Notes to Financial Statements

March 30, 2004 and 2003

In addition to its matching contribution, the Company may make a discretionary contribution to the Plan on behalf of eligible participants in an amount that the board of directors of the Company may, in its sole discretion, determine. The discretionary contribution for the year ended March 30, 2004 was $19,522,293, which was paid in the form of 720,911 shares of common stock of the Company. The discretionary contribution for the year ended March 30, 2003 was $20,583,342, which was paid in the form of 1,511,258 shares of common stock of the Company. The discretionary contribution is allocated to each eligible participant who is an employee of the Company on March 30 of that year, generally in the same ratio that the participant’s base compensation for the plan year bears to the base compensation of all participants for such plan year. The discretionary contribution for the years ended March 30, 2004 and 2003 was allocated directly to the Computer Associates Stock Fund and funded into each participant’s account in April 2004 and April 2003, respectively. Subsequent to this initial allocation, the participants of the Plan have the ability to re-direct these investments into the other investment options.

(d)	Vesting

Participants are immediately vested in their elective contributions. The matching and discretionary contributions made by the Company vest as follows:

After years
Percent vested	of service
0%	Less than 2
20%	2
40%	3
60%	4
80%	5
100%	6

In addition, 100% vesting occurs upon death or total disability of a participant, upon attainment of normal retirement age, or upon termination of the Plan.

(e)	Investment Options

The assets of the Plan are invested by Fidelity Management Trust Company. There were nine investment fund options available at the beginning of the Plan year. Effective February 2004, six new investment options were added and one fund option, the Aggressive Growth Fund, was removed from the Plan. As of March 30, 2004, participants were able to invest any of the following fourteen investment fund options:

Fidelity Retirement Money Market Portfolio — invests in U.S. dollar denominated money market securities and repurchase agreements.

Fidelity Intermediate Bond Fund — invests at least 80% of its assets in investment grade debt securities and repurchase agreements.

(Continued)

COMPUTER ASSOCIATES SAVINGS
HARVEST PLAN

Notes to Financial Statements

March 30, 2004 and 2003

Fidelity Puritan Fund — invests approximately 60% of its assets in stocks and other equity securities and the remainder in bonds and other debt securities.

Dodge & Cox Stock Fund (added February 2004) — invests at least 80% of its assets in common stocks.

Fidelity Growth and Income Portfolio — invests a majority of its assets in common stocks, and may invest in bonds.

Spartan U.S. Equity Index Fund — invests at least 80% of its assets in common stocks included in the Standard and Poor’s 500 index.

American Funds Growth Fund of America (added February 2004) — invests primarily in common stocks.

Artisan Mid Cap Fund (added February 2004) — invests primarily in companies that have market capitalizations between $600 million and $6 billion.

Fidelity Low Priced Stock Fund (added February 2004) — invests at least 80% of its assets in low-priced stocks.

Fidelity Magellan Fund — invests primarily in common stocks of domestic and foreign issuers.

Fidelity Small Cap Stock Fund (added February 2004) — invests at least 80% of its assets in common stocks of companies with small market capitalizations.

Hotchkis and Wiley Mid Cap Value Fund (added February 2004) — invests in mid-sized companies with market capitalizations like those found in the Russell Midcap Index.

Fidelity Diversified International Fund — invests primarily in foreign securities, primarily in common stock.

Computer Associates Stock Fund — invests solely in the common stock of the Company.

Participants may direct future contributions or transfer their current investment balances between funds on a daily basis.

Subsequent to the end of the Plan year, the Fidelity Low Priced Stock Fund was closed to new investors effective July 30, 2004. Participants who already had a position in the fund are able to continue to invest in the fund.

(f)	Payment of Benefits

The Plan provides for benefit distributions to plan participants or their beneficiaries upon the participant’s retirement, termination of employment or death. Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship withdrawal provision criteria in the Plan.

(Continued)

COMPUTER ASSOCIATES SAVINGS
HARVEST PLAN

Notes to Financial Statements

March 30, 2004 and 2003

(g)	Participant Loans

Any participant may take a loan from his/her account once certain provisions of the Plan have been met. Upon the death, retirement or termination of employment of the participant, the Plan may deduct the total unpaid balance or any portion thereof from any payment or distribution to which the participant or his/her beneficiaries may be entitled. Interest rates on loans are fixed based on the prevailing market rate (the prevailing prime rate plus 1%) when the application for the loan is submitted. The prevailing rate at March 30, 2004 was 5.00%. All loans are being repaid in equal semimonthly installments and extend from periods of one to five years. Certain loans that were transferred from other plans had terms in excess of five years as they were for purchases of principal residences. Loans outstanding as of March 30, 2004 and 2003 bore interest ranging from 5.00% to 10.50% and 5.25% to 10.50%, respectively, and the terms range from 1 to 20 years. Participant loan fees which are included in administrative expenses on the accompanying statements of changes in net assets available for benefits, are borne by the participant and amounted to $49,655 and $41,290 for the years ended March 30, 2004 and 2003, respectively.

(h)	Administrative Expenses

Administrative expenses consist of participant fees and costs of recordkeeping and administration. Participant fees for the years ended March 30, 2004 and 2003 were $371,704 and $95,095, respectively. To the extent that the costs of recordkeeping and administration of the funds are not paid from plan forfeitures, they are borne by the Company. Such costs for the years ended March 30, 2004 and 2003 were $168,151 and $179,216, respectively, and were all paid from plan forfeitures.

(i)	Forfeited Accounts

At March 30, 2004 and 2003 forfeited non-vested accounts totaled $551,721 and $202,922, respectively, and are available to fund future matching contributions and to pay administrative expenses of the Plan as noted above.

(j)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles. The more significant accounting policies followed by the Plan are as follows:

(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual method of accounting.

(Continued)

COMPUTER ASSOCIATES SAVINGS
HARVEST PLAN

Notes to Financial Statements

March 30, 2004 and 2003

(b)	Investments Valuation and Income Recognition

Investments in mutual funds and the Computer Associates Stock Fund are stated at fair value based upon quoted prices in published sources. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

(c)	Payments of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(3)	Investments

The following individual investments exceeded 5% of the Plan’s assets available for benefits at March 30, 2004 and 2003:

	2004	2003
Mutual funds:
Fidelity Retirement Money Market Portfolio	$146,544,761	138,540,908
Fidelity Puritan Fund	72,813,870	52,954,316
Fidelity Growth and Income Portfolio	74,548,941	57,022,723
Spartan U.S. Equity Index Fund	78,389,873	53,369,049
Fidelity Magellan Fund	100,667,668	76,473,983
Fidelity Diversified International Fund	61,095,609	32,447,514
Fidelity Intermediate Bond Fund	47,152,013	48,548,744
Computer Associates Stock Fund	217,520,808	122,127,396

During the years ended March 30, 2004 and 2003, net appreciation (depreciation) in fair value of investments was as follows:

	2004	2003
Mutual funds	$87,969,712	(76,493,770)
Computer Associates Stock Fund	129,114,229	(60,588,751)

	$217,083,941	(137,082,521)

(Continued)

COMPUTER ASSOCIATES SAVINGS
HARVEST PLAN

Notes to Financial Statements

March 30, 2004 and 2003

(4)	Related-Party Transactions

Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and a party-in-interest with respect to the Plan. Fees paid by the Plan to Fidelity Management Trust Company were $453,167 and $195,634 for the years ended March 30, 2004 and 2003, respectively, and include participant fees and recordkeeping and administrative costs. The Plan also holds shares of Computer Associates International, Inc. common stock, the Plan Sponsor, and a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company in a letter dated March 12, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of changes in assets available for benefits per the financial statements to the Form 5500 for the year ended March 30, 2003:

2003
Net decrease in assets available for benefits per the financial statements	$(105,785,656)
Less amounts allocated to withdrawing participants at start of year	582,691

Net decrease in assets available for benefits per the Form 5500	$(105,202,965)

(8)	Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(Continued)

COMPUTER ASSOCIATES SAVINGS
HARVEST PLAN

Notes to Financial Statements

March 30, 2004 and 2003

(9)	Litigation

In May 2003, a class action lawsuit captioned John A. Ambler v. Computer Associates International, Inc., et al. was filed in the U.S. District Court for the Eastern District of New York (the ERISA Action). The complaint in this matter, a purported class action on behalf of the Plan and the participants and beneficiaries of the Plan for a class period running from March 30, 1998 through May 30, 2003, asserts claims of breach of fiduciary duty under ERISA, the federal Employee Retirement Income Security Act. The named defendants were the Company, the Company’s Board of Directors, the Plan, the Administrative Committee of the Plan, and the following current or former employees and/or Board members of the Company: Charles B. Wang, Sanjay Kumar, Ira Zar, Russell M. Artzt, Peter A. Schwartz, Charles P. McWade and various unidentified alleged fiduciaries of the Plan. The complaint alleged that the defendants breached their fiduciary duties by causing the Plan to invest in Company securities and sought damages in an unspecified amount.

On August 25, 2003, the Company announced the settlement of all outstanding litigation, including the ERISA Action, related to claims about past accounting issues. Following the approval of the Federal Court, which was granted in December 2003, the Company agreed to issue a total of up to 5.7 million shares of common stock to the shareholders represented in the lawsuits, including payment of the attorneys’ fees, of which 168,393 shares, net of administrative expenses, were allocated to the settlement of the ERISA Action. In March 2004, such shares were issued to participants and beneficiaries of the Plan.

Supplemental Schedule

COMPUTER ASSOCIATES SAVINGS
HARVEST PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

March 30, 2004

Identity of issue,	Description of investment including
borrower, lessor, or	maturity date, rate of interest, collateral,	Current
similar party	par, or maturity value	value
* Fidelity Investments	Fidelity Retirement Money Market Portfolio, 146,544,761 units	$146,544,761
* Fidelity Investments	Fidelity Intermediate Bond Fund, 4,369,973 units	47,152,013
* Fidelity Investments	Fidelity Puritan Fund, 3,887,553 units	72,813,870
* Fidelity Investments	Fidelity Growth and Income Portfolio, 2,070,804 units	74,548,941
* Fidelity Investments	Fidelity Spartan U.S. Equity Index Fund 1,962,691 units	78,389,873
* Fidelity Investments	Fidelity Magellan Fund, 1,015,204 units	100,667,668
* Fidelity Investments	Fidelity Diversified International Fund, 2,399,670 units	61,095,609
* Fidelity Investments	Fidelity Small Cap Stock Fund, 190,673 units	3,409,239
* Fidelity Investments	Fidelity Low Priced Stock Fund, 150,991 units	5,568,539
Dodge & Cox	Dodge & Cox Stock Fund, 73,717 units	8,736,239
Artisan	Artisan Mid Cap Fund, 963,331 units	26,106,281
American Funds	American Funds Growth of America, 65,106 units	1,643,280
Hotchkis & Wiley	Hotchkis and Wiley Mid Cap Value Fund, 356,880 units	8,536,576
* Computer Associates International, Inc.	Computer Associates Stock Fund, 8,107,373 units	217,520,808
* Plan participants	2,111 loans to participants with interest rates ranging from 5.00% to 10.50% and terms from 1 year to 20 years	13,919,993

	Total	$866,653,690

*	A party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

Date: September 27, 2004	By:	/s/ Douglas E. Robinson

Douglas E. Robinson
Senior Vice President and Controller

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm